

Via U.S. Mail and Facsimile (405/235-5067)

Mail Stop 4631

May 10, 2010

Tony M. Shelby
Executive Vice President of Finance and Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

> **Re: LSB Industries, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-07677**

Dear Mr. Shelby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 75

1. We note the disclosure in the first paragraph that you, with the participation of your principal executive officer and principal financial officer, concluded that your disclosure controls and procedures were effective. The conclusion regarding the effectiveness of the disclosure controls and procedures must be made by the principal executive officer and principal financial officer. Refer to Item 307 of

Regulation S-K. Please tell us whether these officers concluded that your disclosure controls and procedures were effective as of December 31, 2009 and comply with this comment in future filings. Please also comply with this comment with respect to your Form 10-Q for the quarter ended March 31, 2010.

Item 10. Directors, Executive Officers and Corporate Governance, page 81

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Bonuses, page 90

3. We note disclosure that bonus awards are made "based upon an assessment of an individual's overall contribution to the Company." In future filings, for each named executive officer, please describe the elements of individual performance and or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K. Show us what your disclosure would look like.

Item 15. Exhibits and Financial Statement Schedules, page 112

4. We note that have not filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits 4.8, 4.10, 4.14, and 10.32 to the Form 10-K. Please file complete copies of each of these documents, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

Certifications, Exhibit 31.1 and 31.2

5. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please also do not replace the word "report" with "annual report" in section 4(a), functions with "function" in section 5 and "control" with "controls" in section 5(b). Please also comply with this comment with respect to your Form 10-Q for the quarter ended March 31, 2010.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Tony M. Shelby
LSB Industries, Inc.
May 10, 2010
Page 3

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Attorney at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director